LATHAM & WATKINS

United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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Washington, D.C.

November 17, 2003

File No. 82-34652



03037742

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- De' Longhi's Half Year Report as of June 30, 2003 (in English);
- Notice published on newspapers "Il Giornale" and "Milano Finanza" on September 13, 2003 informing that the 2003 half year report is available at De' Longhi's legal offices and Borsa Italiana S.p.A., and that a copy is published on De' Longhi's website (in Italian); and
- Press Release dated September 12, 2003 regarding De' Longhi's half year financial data, as approved by the board of directors of De' Longhi (in English and Italian).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

INDEX

(1)


DēLonghi

Half-year report as of June 30, 2003

De'Longhi S.p.A. – Registered office: Via L. Seitz 47, 31100 Treviso, Italy
Share capital: EUR 448,500,000.00
Tax identification and Business Register no: 11570840154
Treviso Chamber of Commerce R.E.A. no. 224758 - VAT no. 03162730265

Contents

Company officers

Board of Directors

Chairman	GIUSEPPE DE' LONGHI *
Deputy Chairman	FABIO DE' LONGHI
CEO	STEFANO BERALDO **
Director	GIORGIO BRUNETTI
Director	CARLO GARAVAGLIA
Director	SILVIO SARTORI
Director	GIORGIO SANDRI

Board of Statutory Auditors

Chairman	GIANLUCA PONZELLINI
Standing members	MASSIMO LANFRANCHI
	GIANCARLO MALERBA
Alternate auditors	EMILIO ETTORE GNECH
	FRANCESCO NOBILI

External auditors

PRICEWATERHOUSECOOPERS S.P.A.

Internal Auditing and Corporate Governance Committee

GIORGIO BRUNETTI
CARLO GARAVAGLIA

Compensation Committee

STEFANO BERALDO
GIORGIO BRUNETTI
CARLO GARAVAGLIA

* All powers of ordinary and extraordinary administration, with individual signing authority, excepting only those duties that cannot be delegated pursuant to Art. 2381 of the Italian civil code and the company's by-laws.

** All powers of ordinary and extraordinary administration, with individual signing authority, excepting only the following duties in addition to those that cannot be delegated pursuant to Art. 2381 of the Italian civil code and the company's by-laws: (I) the subscription, purchase and disposal of equity investments, including minority interests, and the establishment of corporeal rights on same; (ii) the purchase, disposal and leasing of businesses or business divisions and the purchase, disposal or licensing of trademarks; (iii) the purchase and disposal of real estate.

Economic and financial highlights

	in millions of euro	%	in millions of euro	%	in millions of euro	%
Income statement figures	***30.06.03*** (6 months)		***30.06.02*** (6 months)		***31.12.02*** (12 months)	
Net revenues	570.7	100.0%	558.7	100.0%	1.273.7	100.0%
EBITDA	62.6	11.0%	62.9	11.3%	180.4	14.2%
Operating profit (EBIT)	28.9	5.1%	29.1	5.2%	109.9	8.6%
Profit for the period (*)	8.0	1.4%	12.0	2.1%	40.0	3.1%
Financial figures	***30.06.03***		***30.06.02***		***31.12.02***	
Net working capital	303.6		360.9		269.1	
Net capital employed	856.7		928.2		824.0	
Net financial position	(305.9)		(398.9)		(269.1)	
Shareholders' equity	550.0		528.9		554.5	
Key ratios	***30.06.03***		***30.06.02***		***31.12.02***	
Networking capital/net revenues (**)	23.6%		29.1%		21.1%	
Gearing (net financial position/ shareholders' equity)	0.56		0.75		0.49	

(*) The profits for the periods ended 30/06/03 and 30/06/02 are shown gross of taxes.
(**) On a rolling basis for the 12-month period.

Revenues by product line (in millions of euro)


250
200
150
100
50
0
June 2002
June 2003
Other
Heating
Cleaning and ironing systems
Air conditioning and air treatment
Cooking and food preparation

Revenues by geographical area (in millions of euro)


200
150
100
50
0
June 2002
June 2003
Japan
USA, Canada, Mexico
UK
Rest of the World
Rest of Europe
Italy

Directors' report on operations

Results for the first six months

The first half of 2003 was held back by unfavourable conditions in the major international markets and by the strong appreciation of the euro.

Despite these circumstances, De'Longhi achieved revenue growth (at constant exchange rates) of 6.7%. The trend at current exchange rates shows an increase in revenues of 2.1% with respect to the first half of 2002.

The gross profit improved from Euro 288.7 million to Euro 302.6 million, or from 51.7% to 53.0% of sales, thanks to the product mix and the greater use of the Chinese market for production and sourcing.

The increase was offset at the EBITDA level, mainly due to the rise in advertising for new products. EBITDA amounted to Euro 62.6 million (Euro 62.9 million as of June 30, 2002), falling from 11.3% to 11.0% of sales.

The operating profit (EBIT) came to Euro 28.9 million (Euro 29.1 million as of June 30, 2002), falling from 5.2% to 5.1% of sales.

The pre-tax profit, Euro 8.0 million, includes non-recurring expenses of Euro 7.5 million in relation to the tax amnesty settlement.

Note that the first six months usually represent the less profitable half of the year. In 2002, for example, the first half produced revenues amounting to 44% of the total and about 35% of the year's EBITDA.

Investments in tangible fixed assets during the first half of 2003 came to Euro 16.7 million, compared with Euro 15.1 million for the same period in 2002.

The net financial position improved by Euro 93 million, from Euro 398.9 million as of June 30, 2002 to Euro 305.9 million at the close of the period. Contributing to that change was Euro 81.4 million generated by the securitization.

We continued to boost production capacity and the proportion of products made in China, in order to achieve the competitiveness needed to deal with falling prices and the unfavourable exchange rate trends against the euro in all markets.

Market conditions

The first half of 2003 suffered a decline in worldwide GDP.

The less than stellar performance of euro-zone countries in 2002 took a further turn for the worse: Italy, Germany and France were penalized by the appreciation of the common currency, which made exports less competitive. The standstill in private consumption and investments was paralleled in Italy by surging inflation, and in Germany and France by rising budget deficits and unemployment.

GDP during the first six months did grow in the United States (thanks to private consumption and defence spending); in Japan (due to exports and private consumption and investing) and in the United Kingdom (thanks to solid domestic demand).

Because of economic conditions not conducive to home appliance sales, the group's main markets showed stable or slightly declining trends, with the exception of some product categories (chiefly coffee makers) that continued to grow as they have for several years.

Of particular note is the market for portable and wall-mounted air conditioners, which benefited from an exceptionally hot month of June in Italy and the rest of Europe. The De'Longhi Group, the world's leading manufacturer of portable air conditioners, enjoyed a steady rise in sales in keeping with the extraordinary growth of this market. As for wall-mounted conditioners, heavy competition caused average selling prices to fall.

Interest and exchange rate trends

During the period the euro continued its ascent against the other main currencies. Considering the average exchange rates for the period January-June 2003 with respect to the same period in 2002, the euro gained 23% against the US dollar, 10% against the British pound and 13% against the yen.

In an effort to spur a recovery, the European Central Bank and the US Federal Reserve cut interest rates during the half-year, respectively from 2.75% to 2% (the minimum level since the founding of the ECB) and from 1.25% to 1% (a 45-year low).

The group has hedging policies in place against exchange and interest rate risk. Hedging contracts on the British pound produced exchange gains which offset the loss at the EBITDA level. These were accounted for at net interest expense level.

Group performance

Below is the reclassified income statement, with profits shown gross of taxes.

	2003 First half	% of sales	2002 First half	% of sales
	Euro/mn	%	Euro/mn	%
Net revenues	570.7	100.0%	558.7	100.0%
Change 2003-2002	*12.0*	*2.1%*		
Materials, consumables & goods	(268.1)	(47.0%)	(270.0)	(48.3%)
Gross profit	**302.6**	**53.0%**	**288.7**	**51.7%**
Cost of vehicles & other charges	(149.7)	(26.2%)	(136.5)	(24.4%)
Value added	**152.9**	**26.8%**	**152.2**	**27.2%**
Payroll and related costs	(85.4)	(15.0%)	(82.9)	(14.8%)
Provisions	(4.9)	(0.9%)	(6.4)	(1.2%)
EBITDA	**62.6**	**11.0%**	**62.9**	**11.3%**
Change 2003-2002	*(0.3)*	*(0.5%)*		
Amortization and depreciation	(33.6)	(5.9%)	(33.7)	(6.0%)
EBIT	**28.9**	**5.1%**	**29.1**	**5.2%**
Change 2003-2002	*(0.2)*	*(0.7%)*		
Financial income (expenses)	(12.7)	(2.2%)	(15.9)	(2.9%)
Extraordinary income (expenses)	(7.9)	(1.4%)	(0.9)	(0.2%)
Profit before taxes	**8.4**	**1.5%**	**12.3**	**2.2%**
Income pertaining to minority interests	(0.4)	(0.1%)	(0.4)	(0.1%)
Group's share of pre-tax profit	**8.0**	**1.4%**	**12.0**	**2.1%**

The growth in revenues (+6.7% at constant exchange rates and +2.1% at current rates, compared with the first half of 2002) is the combined effect of an increase in volumes and a more lucrative product mix, versus a widespread reduction in prices caused by stronger competition.

Performance by business line

The performance of the Group's various business lines is summarized in the table below:

DE'LONGHI GROUP	2003 First half	2002 First half	Change 2003-2002	% Change at current exchange rates	% Change at constant exchange rates	31/12/02
Cooking and food preparation	237.0	244.9	(7.9)	(3.2%)	3.9%	557.4
Air conditioning and air treatment	183.6	164.5	19.1	11.6%	14.4%	278.6
Home cleaning and ironing	67.0	78.7	(11.7)	(14.9%)	(13.4%)	152.2
Heating	56.8	50.2	6.6	13.2%	16.4%	239.6
Other (*)	26.3	20.4	5.9	28.7%	30.9%	45.9
Total	**570.7**	**558.7**	**12.0**	**2.1%**	**6.7%**	**1,273.7**

(*) "Other" includes revenues from the sale of accessories, parts, raw materials, semi-finished products and scrap, as well as service revenues, casual gains and other income.

Cooking and food preparation
This business segment showed a growth rate of 3.9% at constant exchange rates, while the decline in the main currencies against the euro caused revenues to fall by 3.2% at current exchange rates.

Cooking and food preparation products did very well in the domestic market, thanks mainly to the launch of new products like the *"Alicia"* electric moka (De'Longhi), the *"Saladino"* electric vegetable cutter (Ariete, launched in late 2002), and the *"Mangiaebevi Simac"* introduced in 2003. During the half-year sales continued to rise for coffee machines and *"Kenwood Chef"* food processors, especially in Italy.

Deep fryer sales were down in the UK market, which is suffering from heavy competition.

Air conditioning and air treatment
This business segment enjoyed growth of 14.4% at constant exchange rates (+11.6% at current rates). The second quarter, traditionally the most important for this area of business, was responsible for the positive performance.

A boom in portable air conditioners, made possible by the heat wave in De'Longhi's major markets, allowed solid growth in Italy, the rest of Europe, and even North America despite the negative exchange rate effect. With an expanded yet streamlined range, we were perfectly positioned to take advantage of the favourable weather conditions.

Dehumidifiers also did well, especially in the domestic market with the introduction of the new compact model.

Large thermo-cooling machines enjoyed a similar upturn. Wall-mounted systems saw a rise in sales by volume, but suffered from falling prices caused by the increased competitive pressure. Nevertheless, efforts we began in 2002 to lower the production costs of these models compensated for the decrease in selling prices.

Cleaning and ironing systems
The main reason for the decline in revenues in this business segment during the first half of 2003 (-14.9% at current exchange rates) is the reduction in sales of floor cleaning products to OEM customers in the United States. Ironing products performed well, thanks to the launch of the new ironing systems.

Heating
Growth in this business segment (+16.4% at constant exchange rates and +13.2% at current rates) is primarily ascribable to the boom in water-filled radiators, thanks to new commercial agreements in effect in the United Kingdom.

As far as Kenwood is concerned, during the first half we made the distribution and commercial arrangements for the Europe-wide launch of the new *"Kitchen Machine Titanium"* and for the introduction in continental Europe of the *"Smoothie"*, a blender with its own dispenser spout for the preparation of cocktails and shakes of all kinds.

Growth by geographical area

The group's sales trend is broken down below by geographical area:

DE'LONGHI GROUP	2003 First half	2002 First half	Change 2003-2002	% Change at current exchange rates	% Change at constant exchange rates	31/12/02
Italy	190.9	165.9	25.0	15.0%	15.0%	350.9
United Kingdom	70.8	75.6	(4.8)	(6.3%)	2.7%	188.3
Rest of Europe	166.6	153.3	13.3	8.6%	9.3%	343.4
USA, Canada, Mexico	54.6	74.2	(19.6)	(26.4%)	(10.9%)	165.0
Japan	14.0	18.6	(4.6)	(24.8%)	(15.9%)	69.0
Rest of the world	73.8	71.1	2.7	3.9%	9.8%	157.1
Total	**570.7**	**558.7**	**12.0**	**2.1%**	**6.7%**	**1,273.7**

During the half-year De'Longhi confirmed its excellent performance in Italy (+15.0%), due to a successful season for portable air conditioners, the newly released cooking and food preparation products (most notably "*Alicia*"), and large thermo-cooling machines.

The UK market also grew, with sales growth of +2.7% at constant exchange rates (-6.3% after accounting for the exchange rate trend). Healthy sales of water-filled radiators and some other categories of product helped compensate for the problems in the fryer market.

Sales in the rest of Europe, at current exchange rates, were up 8.6%. The group continued to do well in France, enjoying brisk sales of air conditioners and water-filled radiators, and in Spain and Portugal thanks to the opening of direct local affiliates.

Sales in North America were down (-10.9% at constant exchange rates), but regained some ground compared with the first quarter thanks to the positive performance of air conditioning. A comparison with the first half of 2002 shows a drop in sales of cleaning products to OEM customers, and ongoing difficulties in the fryer market. Prospects are good for the new agreements with regard to heating products, that will take effect during the second half.

In Japan, where the first half of the year makes a smaller contribution to overall revenues and profitability, sales were down due to the depreciation of the yen against the euro and to reduced business in floor cleaning products and coffee machines. During the second half of the year, we should see a rebound for coffee makers thanks to the launch of some new models.

Results

The gross profit rose from 51.7% of sales as of June 30, 2002 to 53.0% for the first half of 2003, thanks to an improved product mix and the optimization of production and sourcing activities through more extensive business in China.

As for the main components of EBITDA, which totalled Euro 62.6 million with little change on 2002, we report an increase in service costs due to a rise in advertising and logistical expenses. The increase in advertising costs supported product launches, mostly in the Italian market, while the rise in logistical costs was caused by a number of one-off events: the transfer of some production lines to China and the prudent stocking of goods; the higher stocks of air conditioning products put up for sale after the end of June; and the transfer of the central European Kenwood warehouse from the Netherlands to Treviso.

Amortization and depreciation, at Euro 33.6 million, include Euro 6.6 million in goodwill amortization and Euro 10.0 million for the amortization of other intangible assets.

EBIT for the half-year was Euro 28.9 million, essentially in line with 1H02. As a percentage of sales it decreased from 5.2% to 5.1%.

Financial expenses were reduced by Euro 3.3 million compared with the first half of 2002, thanks mainly to gains from exchange rate hedging and a decrease in interest expense.

On April 28, the group redeemed the € 150 million bond, which over the first four months of the year produced financial expenses at a rate of 7% due to interest rate hedging arrangements. Therefore, the first half of 2003 drew a partial benefit from the reduced cost of money, since the long-term loans taken out to replace the bond charge interest at rates in line with the market and with a spread of less than 100 bp on the EURIBOR. During the second half of the year, the group will benefit fully from the lower cost of capital.

Of the non-recurring items, the most significant expense was Euro 7.5 million for the tax amnesty settlement in accordance with Legislative Decree 289 of December 27, 2002 (as amended).

The pre-tax profit, net of minority interests, was Euro 8.0 million.

Key balance sheet figures

The group's balance sheet is summarized below:

	30.06.03	31.12.02	Change 30.06.03 31.12.02	30.06.02	Change 30.06.03 30.06.02
Trade receivables	315.7	327.1	(11.4)	384.4	(68.8)
Inventories	312.5	233.8	78.7	293.1	19.4
Trade payables	(313.2)	(290.9)	(22.3)	(308.0)	(5.2)
Other	(11.4)	(0.8)	(10.5)	(8.6)	(2.8)
Net working capital	**303.6**	**269.1**	**34.4**	**360.9**	**(57.4)**
Fixed assets:					
Intangible	435.5	434.6	0.8	423.3	12.2
Tangible	217.2	221.0	(3.8)	187.1	30.1
Financial	8.3	8.0	0.3	9.4	(1.1)
Non-current liabilities	(107.9)	(108.8)	0.8	(52.5)	(55.4)
Net capital employed	**856.7**	**824.0**	**32.7**	**928.2**	**(71.5)**
Minority interests in shareholders' equity	(0.8)	(0.3)	(0.4)	(0.5)	(0.3)
Group's portion of shareholders' equity	(550.0)	(554.5)	4.5	(528.9)	(21.1)
Total non-financial sources of funds	**(550.8)**	**(554.9)**	**4.1**	**(529.4)**	**(21.4)**
Net financial position	**(305.9)**	**(269.1)**	**(36.8)**	**(398.9)**	**93.0**

Net working capital (on a rolling basis over 12 months) amounted to 23.6% of sales, versus 29.1% for the first half of the previous year and 21.1% for full-year 2002.

On a comparable basis (excluding the effects of the securitization), net working capital came to 29.9% of sales, a slight increase with respect to 1H02. That trend is explained chiefly by the accumulation of additional stocks, as a prudent measure, due to the transfer of fryer production to China and the strong demand for air conditioners even after the close of the period. Stocks were also built up at the commercial branches of Ariete that were recently established in Spain and Portugal.

Net debt, which fell from Euro 398.9 million as of June 30, 2002 to Euro 305.9 million as of June 30, 2003, improving by Euro 93.0 million, benefited from the cash flow generated by the securitization of trade receivables (Euro 81.4 million). During the half-year, cash was absorbed when the group took over the commercial establishments of some former distributors in New Zealand, Australia and Spain.

The ratio of net debt to shareholders' equity (gearing) dropped from 0.75 at the close of 1H02 to 0.56 as of June 30, 2003 (0.49 as of December 31, 2002).

Cash flow can be summarized as follows:

	30.06.03	31.12.02	30.06.02
Self-financing	42.4	108.4	44.9
Changes in net working capital	(16.4)	22.5	26.6
Cash flow from investment activities	(31.0)	(43.9)	(15.6)
Cash flow from operating activities	**(5.0)**	**87.0**	**55.9**
Change in shareholders' equity	(12.1)	(10.2)	(7.7)
Securitization	(19.8)	101.2	0
Change in net financial position	**(36.8)**	**177.9**	**48.2**

Human Resources, Organization and Systems

As of June 30, 2003 the De'Longhi Group had 5,870 employees (5,646 at the end of 2002), as follows:

	30.06.03	31.12.02 (*)
Workers	3.819	3.713
White collar	1.954	1.839
Managers	97	94
Total	**5.870**	**5.646**

(*) Figures reclassified for the sake of comparison with June 30, 2003.

Payroll costs were up 3.0% on the first half of 2002, due primarily to contractual and merit rises and to the increase in the average workforce.

Capital investments

Investments in tangible fixed assets came to Euro 16.7 million, an increase of Euro 1.6 million compared with 1H02. They mainly referred to moulds and equipment for the creation of new products, and systems and other assets used mostly to enlarge the finished product warehouse in Mignagola (TV), which now houses the European Kenwood warehouse previously located in the Netherlands.

Communications & advertising

During the first half of 2003 the group spent Euro 31.6 million on advertising and communications, an increase of Euro 5.6 million (+22%) on the first six months of 2002. Much of that amount went to the advertising campaign for Alicia, the electric moka, to assure continued popularity after its highly successful launch at Christmas 2002.

In the Italian market, advertising support for the De'Longhi Pinguino was refreshed with a commercial for our premium portable model. Sponsorship by the winning cyclists of the Giro d'Italia race gave the brand excellent visibility throughout the country.

As for Kenwood, efforts were focused on trade marketing, by way of co-marketing sponsorships with the main chefs' associations in Europe and investments in industry publications.

Corporate Governance

During the first half 2003, De'Longhi S.p.A. equipped its Corporate Governance system with additional means of optimizing internal control and helping the Board of Directors identify and manage business risks.

Specifically, at its meeting of March 4, the Board of Directors adopted the new version of the Code of Conduct submitted by the Internal Auditing and Corporate Governance Committee, which incorporates the changes made to the Code in July 2002 by Borsa Italiana S.p.A.'s Committee for the Corporate Governance of Listed Companies.

In addition, the Board of Directors has taken over Management's job of overseeing compliance with Legislative Decree 231/2001, with assistance from the Internal Auditing and Corporate Governance Committee, and asked the managing director to take all necessary steps to produce the "Organizational Model" required by the legislation.

Lastly, as of today's date, the Board of Directors has approved the Code of Ethics and the guidelines for significant transactions and internal dealing.

Intercompany and related party transactions

The effects of De'Longhi S.p.A.'s and other group companies' transactions with parent companies, non-consolidated subsidiaries, associated companies and related parties are reported in the notes to the financial statements.

Outlook for the rest of 2003

We are moderately optimistic about our economic and financial prospects for the second half of the year, in light of scheduled product launches including two super-automatic coffee machines and a new wall-mounted air conditioner. We are cautioned, however, by the fact that any upturn in the global economy is expected to bypass Italy and other European countries of major importance to our business.

Subsequent events

No significant events have occurred since June 30, 2003.

Treviso, September 12, 2003

for the Board of Directors

Stefano Beraldo
CEO

(amounts in thousands of Euro)

ASSETS	30.06.03	31.12.02	30.06.02
A) SHAREHOLDER CONTRIBUTIONS DUE	0	0	0
B) FIXED ASSETS			
I - INTANGIBLE ASSETS	435,462	434,616	423,297
II - TANGIBLE ASSETS	217,217	220,975	187,088
III - FINANCIAL ASSETS	8,439	12,981	15,348
TOTAL FIXED ASSETS	661,118	668,572	625,733
C) CURRENT ASSETS			
I - INVENTORIES	312,466	233,750	293,088
II - ACCOUNTS RECEIVABLE			
1) Trade receivables	314,274	313,701	369,688
3) Due from associated companies	825	15,451	14,718
4) Due from Parent Companies	1,469	0	693
5) Due from third parties	52,246	51,519	54,341
TOTAL ACCOUNTS RECEIVABLE	368,814	380,671	439,440
III - SHORT-TERM FINANCIAL ASSETS	27,817	31,422	1,491
IV - LIQUID FUNDS	69,485	155,299	75,514
TOTAL CURRENT ASSETS	778,582	801,142	809,533
D) ACCRUED INCOME AND PREPAID EXPENSES	6,559	13,614	11,502
TOTAL ASSETS	1,446,259	1,483,328	1,446,768

LIABILITIES	30.06.03	31.12.02	30.06.02
A) SHAREHOLDERS' EQUITY			
I - SHARE CAPITAL	448,500	448,500	448,500
II - ADDITIONAL PAID-IN CAPITAL	15,000	15,000	15,000
III - REVALUATION RESERVES	0	0	0
IV - LEGAL RESERVE	4,349	3,561	3,561
V - RESERVE FOR TREASURY SHARES	0	0	0
VI - STATUTORY RESERVES	0	0	0
VII - OTHER RESERVES	32,113	29,630	32,082
VIII - RETAINED EARNINGS (ACCUMULATED LOSSES)	42,083	17,830	17,830
IX - NET INCOME (LOSS) FOR THE PERIOD/YEAR	7,981	40,016	11,951
TOTAL GROUP'S PORTION OF SHAREHOLDERS' EQUITY	550,026	554,537	528,924
X - MINORITY INTERESTS IN CAPITAL AND RESERVES	337	69	68
XI - MINORITY INTERESTS IN NET INCOME	420	268	383
TOTAL SHAREHOLDERS' EQUITY	550,783	554,874	529,375
B) RESERVES FOR RISKS AND CHARGES			
1) For pensions and similar obligations	4,872	4,628	4,480
2) For taxes:			
- deferred	51,652	51,652	0
3) Other	27,950	29,603	26,625
TOTAL RESERVES FOR RISKS AND CHARGES	84,474	85,883	31,105
C) RESERVE FOR STAFF LEAVING INDEMNITIES	23,428	22,867	21,364
D) ACCOUNTS PAYABLE			
1) Bonds	0	150,000	150,000
3) Due to banks	383,604	264,035	306,158
4) Due to other financial companies	16,977	32,332	23,209
5) Advances from customers	1,052	1,713	2,369
6) Trade payables	312,859	288,640	306,617
8) Due to subsidiary companies	1,583	1,544	1,506
9) Due to associated companies	267	2,218	1,379
10) Due to Parent Companies	243	180	168
11) Due to tax authorities	32,981	34,091	28,978
12) Due to social security institutions	4,506	6,731	4,999
13) Other accounts payable	26,989	22,753	28,811
TOTAL ACCOUNTS PAYABLE	781,061	804,237	854,194
E) ACCRUED EXPENSES AND DEFERRED INCOME	6,513	15,467	10,730
TOTAL LIABILITIES	895,476	928,454	917,393
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,446,259	1,483,328	1,446,768
MEMORANDUM ACCOUNTS	10,026	8,829	5,256

(amounts in thousands of euro)

INCOME STATEMENT	30.06.03	30.06.02	31.12.02
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	557,855	550,574	1,250,958
2) Change in inventories of work in progress, semi-finished and finished products	60,952	51,374	7,936
4) Own work capitalized	2,283	1,081	2,720
5) Other income	12,833	8,130	22,705
TOTAL VALUE OF PRODUCTION	**633,923**	**611,159**	**1,284,319**
B) PRODUCTION COSTS			
6) Raw and ancillary materials, consumables and goods	342,796	338,069	633,039
7) Services	136,420	123,719	270,854
8) Leases and rentals	8,172	7,545	15,173
9) Payroll and related costs	85,352	82,895	162,292
10) Amortization, depreciation and writedowns	36,490	36,818	74,166
11) Change in inventories of raw materials, other materials, consumables and goods for resale	(11,448)	(15,649)	(1,729)
12) Provisions for risks and charges	2,099	3,367	9,104
14) Other operating expenses	5,100	5,221	11,488
TOTAL PRODUCTION COSTS	**604,981**	**582,015**	**1,174,387**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS (A-B)	**28,942**	**29,144**	**109,932**
C) FINANCIAL INCOME AND EXPENSES			
15) Income from equity investments	285	63	1,009
16) Other financial income	39,264	19,487	53,679
17) Interest and other financial charges	(51,464)	(34,976)	(90,340)
TOTAL FINANCIAL INCOME AND EXPENSES	**(11,915)**	**(15,426)**	**(35,652)**
D) ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS			
18) Revaluations	0	147	103
19) Writedowns	(757)	(656)	(733)
TOTAL ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS	**(757)**	**(509)**	**(630)**
E) EXTRAORDINARY INCOME AND EXPENSES			
20) Income	2,838	2,603	4,046
21) Expenses	(10,707)	(3,478)	(9,440)
TOTAL EXTRAORDINARY INCOME AND EXPENSES	**(7,869)**	**(875)**	**(5,394)**
INCOME BEFORE TAXATION	**8,401**	**12,334**	**68,256**
22) Income taxes for the period/year	0	0	(27,972)
INCOME (LOSS) FOR THE PERIOD/YEAR	**8,401**	**12,334**	**40,284**
Minority interests	(420)	(383)	(268)
NET INCOME (LOSS) FOR THE YEAR (1)	**7,981**	**11,951**	**40,016**

(1) Income for the periods ended 30/06/03 and 30/06/02 are shown gross of taxes.

De'Longhi S.p.A.

Consolidated cash flow statement for the periods ended June 30, 2003, June 30, 2002 and December 31, 2002

(in thousands of euro)

	30/06/03 *6 months*	30/06/02 *6 months*	31/12/02 *12 months*
Net income for the year/period	7,981	11,951	40,016
Amortization and depreciation	33,642	33,740	70,441
Net change in provisions and writedowns	783	(779)	(2,083)
Cash flows provided by (used in) operating activities (A)	**42,406**	**44,912**	**108,374**
Change in working capital:			
Trade receivables	29,444	27,071	(11,435)
Net inventory	(78,716)	(58,242)	1,096
Trade payables	22,330	58,277	41,152
Other current assets and liabilities	10,544	(551)	(8,325)
Cash flows provided by (used in) changes in working capital (B)	**(16,398)**	**26,555**	**22,488**
Investment activities			
Intangible asset additions (disposals)	(17,407)	(4,111)	(9,781)
Tangible asset additions (disposals)	(13,772)	(11,146)	(31,347)
Financial asset additions (disposals)	220	(338)	1,648
Allocation of consolidation differences (net of related tax effect)			(4,384)
Cash flows provided by (used in) investment activities (C)	**(30,959)**	**(15,595)**	**(43,864)**
Dividends paid	(8,970)	(4,934)	(4,934)
Change in foreign exchange reserve	(3,523)	(2,894)	(5,346)
Increase (Decrease) in minority interests	420	159	46
Cash flows provided by changes in shareholders' equity items (D)	**(12,072)**	**(7,669)**	**(10,234)**
Securitization (E)	**(19,762)**		**101,177**
Cash flow for the year/period (A+B+C+D+E)	**(36,785)**	**48,203**	**177,941**
Net financial position, beginning of year	(269,123)	(447,064)	(447,064)
Cash flow for the year/period (A+B+C+D+E)	(36,785)	48,203	177,941
Net financial position, end of year (*)	**(305,908)**	**(398,861)**	**(269,123)**

[illegible] 12 months.

Financial payables consist of net debt to banks (EUR/mn 385,906, including EUR/mn 259,237 due beyond 12 months) and to third parties (EUR/mn 19,379, including EUR/mn 11,545 due beyond 12 months).

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

(in thousands of euro)

	Share capital	Additional paid-in capital	Legal reserve	Extraordinary reserve	Exchange difference	Retained earnings (accumulated losses)	Net income for the period	Total
Balance as of 1 January 2003	**448,500**	**15,000**	**3,561**	**35,488**	**(5,858)**	**17,830**	**40,016**	**554,537**
Allocation of 2002 net income as *approved at meeting of April 14, 2003*								
- *payment* of dividends							(8,970)	**(8,970)**
- allocation to reserves			788	6,005		24,253	(31,046)	**-**
Difference arising from the translation of foreign currency financial statements into euros					(3,522)			**(3,522)**
Net income for the period							7,981	**7,981**
Balance as of 30 June 2003	**448,500**	**15,000**	**4,349**	**41,493**	**(9,380)**	**42,083**	**7,981**	**550,026**

(figures in thousands of Euro)

FORM AND CONTENT OF THE CONSOLIDATED AND PARENT COMPANY'S FINANCIAL STATEMENTS AS OF June 30, 2003

The consolidated financial statements as of June 30, 2003 include the consolidated balance sheet, income statement and these explanatory notes and have been drawn up in accordance with Legislative Decree 127/91 and the Italian Civil Code, as supplemented by the principles upheld by the National Board of Professional Accountants. They take account of the provisions introduced by Legislative Decree 58/1998 (the Draghi Consolidated Act) and subsequent decrees issued for the purpose of implementing and supplementing CONSOB recommendations.

The balance sheet and income statement items from the consolidated and the Parent Company's financial statements have been combined, as permitted by Regulation 11971 approved by CONSOB on May 14, 1999 (as amended), to show in the balance sheet only those items preceded by Roman numerals—with the exception of receivables, payables and provisions for risks and charges which are listed in greater detail—and in the income statement only those items preceded by Arabic numerals, in accordance with Art. 81 par. 4.

All omitted figures, if significant, are presented in these notes, whose purpose is to illustrate and supplement the figures contained in the balance sheet and income statement, and to present the information required by CONSOB Regulation 11971/1999 and all complementary data necessary for fair and truthful disclosure even if not required by specific legislation.

The consolidated and the Parent Company's financial statements are presented gross of taxes, and the latter are shown gross of adjustments and provisions made exclusively for tax purposes, as permitted by Art. 81, par. 7 of the aforementioned CONSOB regulations for the preparation of half-year reports.

In addition, some of the figures reported in the consolidated accounts and notes as of December 31, 2002 and June 30, 2002 have been restated for the sake of comparison with end-June 2003.

The figures shown in the balance sheet, income statement and in the related explanatory notes are expressed in thousands of Euro (EUR/000).

SCOPE OF CONSOLIDATION

The scope of consolidation includes the financial statements of the Parent Company, De'Longhi S.p.A., and of the companies of which, as of June 30, 2003, it directly or indirectly owned the majority of share capital or shares with voting rights.

During the first half of 2003, the scope of consolidation expanded due to:

- the founding of the companies De'Longhi Australia Pty Ltd., De'Longhi New Zealand Ltd. and De'Longhi Electrodomesticos Espana S.L., which market group products locally in place of previous distributors;

- the founding of Chat Union Climaveneta Company Ltd., a 50% subsidiary of Climaveneta S.p.A., which manufactures and sells large air conditioning systems in the Chinese market and which is consolidated under the proportional method.

The list of companies consolidated as of June 30, 2003 (on a line-by-line basis, under the proportional method and under the net equity method) is provided in an attachment.

CONSOLIDATION METHODS AND ACCOUNTING POLICIES

The accounting principles and the evaluation criteria used in the half-year report as of June 30, 2003 are the same as those used to prepare the consolidated financial statements as of December 31, 2002, except for the fact that income taxes are not provided for, nor are (in the Parent Company's accounts) adjustments and provisions made exclusively for tax purposes.

Translation of foreign currency financial statements into Euro

The financial statements of foreign subsidiaries are translated into Euro as follows:

- at period-end exchange rates for assets and liabilities;
- at average exchange rates for the half-year for items in the income statement;
- at historical exchange rates for the individual components of shareholders' equity.

The exchange differences arising from this method are booked directly to the "cumulative translation adjustment" under consolidated shareholders' equity.

The following exchange rates were used:

		First half 2003		First half 2002	
Currency		Period-end exchange rate (*)	Average exchange rate (*)	Period-end exchange rate (*)	Average exchange rate (*)
Australian dollar	AUD	1.7116	1.7918	1.7702	1.6791
Canadian dollar	CAD	1.5506	1.6045	1.5005	1.4127
British pound	GBP	0.6932	0.6857	0.6498	0.6217
Hong Kong dollar	HKD	8.9110	8.6171	7.7805	7.0031
Japanese yen	JPY	137.3200	131.1448	118.2000	116.2607
Malaysian ringgit	MYR	4.3416	4.1980	3.7900	3.4116
New Zealand dollar	NZD	1.9569	1.9742	2.0397	2.0205
Polish zloty	PLN	4.4775	4.2729	4.0598	3.6690
South African rand	RND	8.5422	8.8845	10.3043	9.8609
Singapore dollar	SGD	2.0149	1.9296	1.7586	1.6321
US dollar	USD	1.1427	1.1049	0.9975	0.8979

(*) source: UIC (Italian Exchange Office)

COMMENTS ON THE PRINCIPAL ASSET ITEMS

B) FIXED ASSETS

I – INTANGIBLE FIXED ASSETS
These can be broken down as follows:

	30.06.03		31.12.02		
	Gross	**Net**	**Gross**	**Net**	**Change**
Start-up expenses	16,746	8,296	17,701	9,901	(1,605)
Research, development and advertising costs	1,034	140	1,070	234	(94)
Industrial patents and intellectual property rights	20,797	3,589	20,823	3,877	(288)
Concessions, licenses, trademarks and similar rights	246,973	188,616	246,752	194,781	(6,165)
Consolidation differences	252,879	226,516	238,701	218,945	7,571
Assets under construction and advance payments	925	925	218	218	707
Other intangible assets	15,040	7,380	12,033	6,660	720
Total	**554,394**	**435,462**	**537,298**	**434,616**	**846**

Movements in the main intangible asset items during the first half of 2003 were as follows:

	Start-up expenses	Research and development costs	Industrial patients and intellectual property rights	Concessions, licenses, trademarks and similar rights	Consolidation differences	Assets under construction and advance payments	Other intangible assets	Total
Net opening balance	9,901	234	3,877	194,781	218,945	218	6,660	**434,616**
Increases	43	27	586	82	14,179	531	1,520	**16,968**
Amortization	(1,616)	(48)	(864)	(6,242)	(6,608)		(1,183)	**(16,561)**
Translation diff. And other changes	(32)	(73)	(10)	(5)		176	383	439
Net closing balance	**8,296**	**140**	**3,589**	**188,616**	**226,516**	**925**	**7,380**	**435,462**

The change in the balance of intangible assets is the combined effect of 16,968 EUR/000 in additions and 16,561 EUR/000 in amortization.

The most significant addition (14,179 EUR/000) concerns consolidation differences, which increased due to the acquisition of the business of the group's former commercial distributors in New Zealand, Australia and Spain.

In 2002 the group completed the appraisals necessary for attributing the consolidation differences on companies acquired in December 2000 and during the course of 2001 to specific asset and liability items. This raised the value of the captions "Buildings" and "Concessions, licences, trademarks and similar rights", generated a reserve for deferred taxation to incorporate the tax effect of the revaluation percentage not recognized under fiscal law, and raised the value of the consolidation difference to compensate for that reserve.

The item "Concessions, licences, trademarks and similar rights" includes the value allocated as above to the group's main trademarks and the registered trademarks belonging to companies in the group.

The revaluations made in the financial statements of the Parent Company and some of the Italian subsidiaries on intangible fixed assets existing as of June 30, 2003 amount to 119,353 EUR/000.

II – TANGIBLE ASSETS
In detail:

	30.06.03		31.12.02		
	Gross	Net	Gross	Net	Change
Land and buildings	167,341	124,190	163,301	122,531	1,659
Plant and machinery	228,512	49,222	227,110	53,307	(4,085)
Industrial and commercial equipment	148,243	31,615	139,885	29,734	1,881
Other tangible assets	34,559	9,970	33,176	9,878	92
Assets under construction and advances to suppliers	2,220	2,220	5,525	5,525	(3,305)
Total	**580,875**	**217,217**	**568,997**	**220,975**	**(3,758)**

Movements in the main tangible assets during the first half of 2003 were as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances to suppliers	Total
Net opening balance	122,531	53,307	29,734	9,878	5,525	220,975
Increases	1,065	2,582	9,159	2,690	1,203	16,699
Disposals	(150)	-	(86)	(54)	(654)	(944)
Depreciation	(2,497)	(6,120)	(6,761)	(1,703)	-	(17,081)
Translation diff. & other movements	3,241	(547)	(431)	(841)	(3,854)	(2,432)
Net closing balance	124,190	49,222	31,615	9,970	2,220	217,217

Increases pertain mostly to equipment, for the purchase of moulds used to produce new products at the plants in Treviso and Quing-Xi-Town (China). The increase in plant and other tangible assets includes the amount spent to expand the finished product warehouse in Mignagola (TV).

This item includes leased assets, as detailed below (net of accumulated depreciation):

	30.06.03	31.12.02	Change
Buildings	6,049	6,305	(256)
Plant and equipment	5,346	6,432	(1,086)
Other	49	89	(40)
Total	11,444	12,826	(1,382)

The revaluations made in the financial statements of the Parent Company and some of the Italian subsidiaries on tangible assets existing as of June 30, 2003 amount to 125,662 EUR/000.

III - FINANCIAL ASSETS

These can be broken down as follows:

	30.06.03	31.12.02	Change
Equity investments	7,196	6,657	539
Accounts receivable	1,243	6,324	(5,081)
Total	**8,439**	**12,981**	**(4,542)**

1- Equity investments

	30.06.03	31.12.02	Change
Subsidiary companies	2,138	1,245	893
Associated companies	4,130	4,486	(356)
Other companies	928	926	2
Total	**7,196**	**6,657**	**539**

Details of companies valued under the net equity method are as follows:

	Carrying value
Subsidiary companies:	
Clim.Re S.A.	2,138
Associated companies:	
Omas S.r.l.	937
Effegici S.r.l.	76
Interest held through trust company	3,117
Total associated companies	**4,130**

The increase (decrease) in equity investments in subsidiaries and associated companies is explained by the use of the net equity method, whose most significant effect was to raise the value of Clim.Re S.A. and to lower the value of Omas S.r.l. The loss of value for Omas S.r.l. relates to the seasonal pattern of business at companies that produce and sell heating products, which incur significant production costs during the first half of the year and earn revenues during the second six months. For that reason, the writedown should be reversed during the second half of the year.

The subsidiary Clim.Re S.A., which does limited business in the insurance sector, was consolidated under the net equity method rather than on a line-by-line basis since its inclusion would be irrelevant to the fair and truthful disclosure of the group's financial situation.

The interest held through a trust company refers to a company that makes finished products on the group's behalf. As permitted by law (Art. 39 of Legislative Decree. 127/91), we have omitted the company's name to protect its interests and those of the group.

During the first half of 2003 the group disposed of its investment in the associated company Parex Industries Ltd., which distributed De'Longhi Group products in New Zealand and Australia. Distribution is now handled by two new wholly-owned subsidiaries, De'Longhi Australia Pty Ltd. and De'Longhi New Zealand Ltd., which are consolidated on a line-by-line basis.

2- Accounts Receivable

As follows:

	30.06.03	31.12.02	Change
Due from associated companies			
- within 12 months	0	1,450	(1,450)
- beyond 12 months	0	3,510	(3,510)
Due from third parties			
- within 12 months	971	902	69
- beyond 12 months	272	462	(190)
Total	**1,243**	**6,324**	**(5,081)**

The amount due from associated companies as of December 31, 2002, namely from Parex Industries Ltd., was no longer outstanding at the end of June 2003.

Receivables due from third parties include security deposits and the advance staff leaving indemnities provided for in the Financial Statements of the Parent Company and its Italian subsidiaries.

C) CURRENT ASSETS

I – INVENTORIES

This item, shown net of the inventory writedown provision, can be broken down as follows:

	30.06.03	31.12.02	Change
Raw materials, other materials and consumables	47,324	63,426	(16,102)
Work in progress and semi-finished products	23,328	18,891	4,437
Finished products and goods for resale	241,814	151,433	90,381
Total	**312,466**	**233,750**	**78,716**

The rise in inventories is due mainly to stocks of finished products, which increased in comparison with December 31, 2002 due to the seasonal nature of sales (in June there are higher inventories of heating products and their components that are sold in subsequent months).

The value of inventories is adjusted by an invetory writedown for obsolete and slow-moving goods totalling 12,395 EUR/000 (9,710 EUR/000 in 2002), in relation to products and raw materials no longer deemed to be of strategic interest.

The valuation of inventories on a current cost basis would produce no significant differences.

II – ACCOUNTS RECEIVABLE

Accounts receivable are made up as follows:

	30.06.03	31.12.02	Change
Trade receivables	314,274	313,701	573
Due from associated companies	825	15,451	(14,626)
Due from parent companies	1,469	-	1,469
Due from third parties	52,246	51,519	727
Total	**368,814**	**380,671**	**(11,857)**

Of the total, 555 EUR/000 in trade receivables and 36,605 EUR/000 in receivables due from third parties (mostly deferred tax assets) are due beyond 12 months.

1- Trade receivables
Trade receivables amount to 314,274 EUR/000 and are shown net of the provision for doubtful debts (9,151 EUR/000).

Up by 573 EUR/000 with respect to December 31, 2002, trade receivables were affected by the revolving assets securitization of monthly receivables. On an adjusted basis, the breakdown of trade receivables would be as follows:

	30.06.03	31.12.02	Change
Trade receivables	314,274	313,701	573
Securitization effect	81,415	101,171	(19,756)
Total	**395,689**	**414,872**	**(19,183)**

Pursuant to CONSOB Circular no. 3369 of April 9, 1997, we report that in the context of the securitization conducted by the Parent Company and one of its subsidiaries, the transferred receivables that will be collected at their natural expiration date (outstanding) amount to 81,415 EUR/000, net of "contractual dilution". The total amount of receivables securitized from January to end-June 2003 (turnover) is 138,298 EUR/000.

The provision for doubtful debts represents a reasonable estimate of risk as of the reporting date. Provisions are made for the sake of prudence against disputed receivables or those whose collection is otherwise in doubt, taking account of the fact that a significant portion of the receivables is covered by major insurers.

The Parent Company and some subsidiaries have received customer guarantees (mainly sureties) totalling 2,212 EUR/000, to cover commercial transactions.

3- Due from associated companies
The balance relates chiefly to commercial receivables due from Omas S.r.l. (802 EUR/000) and from the investment held through a trust company (22 EUR/000). The steep reduction with respect to December 31, 2002 was caused by the elimination of the amount due from Parex Industries Ltd. (see the "Equity investments" section of these explanatory notes).

4- Due from Parent Companies
This sum refers to an indemnity due under contract.

5- Due from third parties
As follows:

	30.06.03	31.12.02	Change
Due from tax authorities	8,462	7,887	575
Prepaid taxes	34,203	34,243	(40)
Other receivables	9,581	9,389	192
Total	**52,246**	**51,519**	**727**

Receivables "due from tax authorities" consist of amounts due for direct taxes (392 EUR/000), indirect taxes (5,633 EUR/000) and sundry amounts paid (2,437 EUR/000).

Prepaid taxes are calculated on timing differences arising between the book values of assets and liabilities and their corresponding values for fiscal purposes, and on fiscally recognized losses. The slight change with respect to December 31, 2002 was caused essentially by translation differences on the prepaid taxes booked by foreign companies.

III – SHORT-TERM FINANCIAL ASSETS

This item includes bonds and equities acquired as investments of excess liquidity, and short-term securities (junior promissory notes) issued by Marka Finance S.A., which has issued senior promissory notes in the context of the securitization programme. These securities have monthly maturities, are renewed each month for the duration of the programme, and accrue interest at a rate linked to the EURIBOR (2.9% for the lot of June 2003).

Also included are sums collected and attributed temporarily to the company managing the securitization but that pertain to the Parent Company.

IV – LIQUID FUNDS

This item consists of excess balances in correspondence accounts at banks, arising mainly from customer payments received at period end.

D) ACCRUED INCOME AND PREPAID EXPENSES

These can be broken down as follows:

	30.06.03	31.12.02	Change
Accrued income:			
Interest income	337	8,648	(8,311)
Other	3	34	(31)
Total	*340*	*8,682*	*(8,342)*
Prepaid expenses:			
Insurance costs	1,639	280	1,359
Other	4,580	4,652	(72)
Total	*6,219*	*4,932*	*1,287*
Total accrued income and prepayments	**6,559**	**13,614**	**(7,055)**

The decrease of 7,055 EUR/000 is the combined effect of a reduction in accrued financial income and an increase in prepaid insurance costs, due to the different timing attribution of certain items. The reduction in accrued income, which consisted mainly of exchange rate and interest rate hedging transactions as of December 31, 2002, relates to the elimination of the EUR 150 million debenture loan issued by the subsidiary De'Longhi Pinguino SA that was reimbursed at maturity in April 2003.

COMMENTS ON THE PRINCIPAL LIABILITY ITEMS

A) SHAREHOLDERS' EQUITY

The shareholders' meeting of April 14, 2003 approved a dividend payment totalling 8,970 EUR/000.

Movements in shareholders' equity items are shown in an attachment; below are comments on the main components and their changes.

I– SHARE CAPITAL
The share capital is made up of 149,500,000 ordinary shares of par value EUR 3.00 each, for a total of 448,500 EUR/000.

IV– LEGAL RESERVE
As of December 31, 2002 this reserve had a balance of 3,561 EUR/000. The increase of 788 EUR/000 is due to the allocation of the profit for the period, as resolved by the shareholders' meeting.

VII– OTHER RESERVES
This item is made up as follows:

	30.06.03	31.12.02	Change
Extraordinary reserve	41,493	35,488	6,005
Foreign exchange reserve	(9,380)	(5,858)	(3,522)
Total other reserves	**32,113**	**29,630**	**2,483**

Extraordinary reserve
The extraordinary reserve increased by 6,005 EUR/000 with respect to December 31, 2002, due to the allocation of the Parent Company's 2002 net profit as resolved by the shareholders' meeting.

Cumulative translation adjustment
This item relates to the conversion into Euro of foreign Companies' Financial Statements.

VIII – RETAINED EARNINGS (ACCUMULATED LOSSES)
These consist of retained earnings of consolidated companies and the effects of adjustments made to the accounting principles and consolidation methods.

X-XI – MINORITY INTERESTS
Minority interests amount to 757 EUR/000. The percent held by minority shareholders and their corresponding value of net equity and the profit for the period are summarized below:

Company	% Minority interest	Net equity	Operating result
E-Services S.r.l.	49%	880	553
Climaveneta Deutschland GmbH	30%	(123)	(133)
Total		**757**	**420**

Below is a brief reconciliation between the net equity and profit of the Parent Company, De'Longhi S.p.A., and the figures shown in the consolidated Financial Statements:

	Net equity 30.06.03	Net equity 31.12.02	Net income for the period 30.06.03	Net income for the period 31.12.02
Financial Statements of the Group Parent	513,105	518,312	3,763	15,763

Company				
Difference between the net equity of affiliates and book value of shareholdings, net profit for the period of consolidated companies, movements in consolidation area, and write-off of dividends	49,806	30,003	9,122	6,494
Elimination of intercompany profits	(33,799)	(31,285)	(375)	12,231
Other adjustments	20,914	37,507	(4,529)	5,528
Consolidated shareholders' equity	**550,026**	**554,537**	**7,981**	**40,016**
Minorities	757	337	420	268
Consolidated financial statements	**550,783**	**554,874**	**8,401**	**40,284**

B) RESERVES FOR RISKS AND CHARGES

In detail:

	30.06.03	31.12.02	Change
Agents' leaving indemnity reserve	4,872	4,628	244
Reserve for deferred taxes	51,652	51,652	-
Product warranty reserve	5,013	4,269	744
Exchange fluctuation reserve	162	348	(186)
Reserve for returns	1,816	2,051	(235)
Reserve for the coverage of investment losses	-	1,307	(1,307)
Reserve for risks	19,193	19,717	(524)
Other	1,766	1,911	(145)
Total	**84,474**	**85,883**	**(1,409)**

The agents' leaving indemnity reserve covers the payments that might be due to departing agents in accordance with Art. 1751 of the Italian Civil Code, as applied by collective compensation agreements in force.

The reserve for deferred taxes pertains to the fiscal effects of attributing consolidation differences to fixed asset items.

The product warranty reserve has been established, for certain consolidated companies, on the basis of a prudent estimate of under-warranty repair and replacement costs for sales taking place by June 30, 2003. It takes account of the new regulations introduced by Legislative Decree 24/2002.

The reserve for returns cover the cost of returned merchandise that was sold by June 30.

The reserve for the coverage of investment losses as of December 31, 2002, which pertained to the writedown of the interest in Parex Industries Ltd., was released during the half-year due to the disposal of that investment.

The reserve for risks includes the following:

- a provision deriving from the consolidation of Kenwood which, at the time of purchase, required an adjustment to the value of net equity to take account of some potential liabilities amounting to 11,593 EUR/000;
- the insurance excess reserve (1,909 EUR/000), which covers the group's deductible in case of liabilities arising out of complaints;

- a prudent provision of 2,000 EUR/000 against potential contractual risks, and other provisions of 3,691 EUR/000 against potential liabilities at the Parent Company and certain subsidiaries.

As for pending legal disputes with third parties, on the basis of expert opinion and the positive outcome of a previous case, we believe that there is no reasonable risk of material damage to the Parent Company's financial position.

The other reserves consist chiefly of pension fund and severance payments provided for by certain foreign subsidiaries.

C) RESERVE FOR STAFF LEAVING INDEMNITIES

Movements during the half-year are shown below by category:

	Managers	White collar	Workers	Total
Opening balance 01.01.03	**2,141**	**8,281**	**12,445**	**22,867**
Provision	355	1,038	1,547	2,940
Indemnities paid	(461)	(806)	(1,112)	(2,379)
Reclassifications	-	93	(93)	-
Net closing balance 30.06.03	**2,035**	**8,606**	**12,787**	**23,428**

D) ACCOUNTS PAYABLE

1-Bonds
In April 2003, the EUR 150 million debenture loan issued by the subsidiary De'Longhi Pinguino S.A. in April 2000 reached maturity and was fully redeemed.

2- Due to banks
As follows:

	Within one year	One to five years	Beyond five years	Balance 30.06.03	Balance 31.12.02
Current accounts	5,416			5,416	1,485
Short-term loans in EUR or foreign currency	74,328			74,328	75,021
Loans on advances	371			371	406
Current portion of long-term loans	44,251			44,251	58,235
Total short-term amounts due to banks	**124,366**			**124,366**	**135,147**
Long-term loans		258,337	901	259,238	128,888
Total amount due to banks	**124,366**	**258,337**	**901**	**383,604**	**264,035**

Of the payables due to banks, 104 EUR/000 is secured by mortgages on tangible assets. The decrease in collateral granted with respect to December 31, 2002 was caused by the repayment of loans during the half-year.

In April 2003, the Parent Company took out a five-year-maximum loan from a small pool of banks in the amount of 150,000 EUR/000. The loan, which has no collateral, charges interest at the EURIBOR rate plus a margin of less than one point.

In addition, shares of the company Kenwood Appliances Plc have been pledged against the credit line granted by a pool of banks to De'Longhi Pinguino S.A. for the acquisition of the Kenwood Group.

For a better understanding of changes in the group's net financial position, please see the summary table in the report on operations and the complete cash flow statement.

4- Due to other financial companies
The balance pertains mainly to leasing contracts booked under the financial method (8,118 EUR/000) and low-interest loans from the Ministry of Industry and Trade (6,694 EUR/000).

6- Trade payables
These are amounts due to third parties for the supply of goods and services.

8- Due to subsidiary companies
This item relates to a loan granted by the subsidiary Clim.Re S.A., which is not consolidated on a line-by-line basis.

9- Due to associated companies

These are commercial payables due to Effe.Gi.Ci. S.r.l. (129 EUR/000), to Omas S.r.l. (53 EUR/000) and to the investment held through a trust company (85 EUR/000).

10- Due to parent companies

The balance consists of 233 EUR/000 due to De'Longhi Soparfi S.A., including 168 EUR/000 in interest on loans repaid in prior years, and 10 EUR/000 due to De'Longhi Holding S.A.

13- Other payables

As follows:

	30.06.03	31.12.02	Change
Due to personnel	25,851	20,636	5,215
Other	1,138	2,117	(979)
Total other payables	**26,989**	**22,753**	**4,236**

Payables due to personnel refer to compensation accrued but not yet paid as of the reporting date.

E) ACCRUED EXPENSES AND DEFERRED INCOME

These can be broken down as follows:

	30.06.03	31.12.02	Change
Accrued expenses:			
Charges for hedging transactions	1,183	4,454	(3,271)
Interest on bond	-	5,710	(5,710)
Other accrued expenses	3,383	3,237	146
Total accrued expenses	*4,566*	*13,401*	*(8,835)*
Total deferred income:	1,947	2,066	(119)
Total accrued expenses and deferred income	**6,513**	**15,467**	**(8,954)**

The decrease is explained primarily by the redemption of the bond (see section "D) PAYABLES: Bonds"), as regards interest rate hedging expenses and interest on the loan itself.

MEMORANDUM ACCOUNTS
In detail:

	30.06.03	31.12.02	Change
Fiduciary guarantees granted:			
- in favour of related parties	801	801	-
- in favour of third parties	1,434	688	746
Total fiduciary guarantees granted	*2,235*	*1,489*	*746*
Other commitments	*7,791*	*7,340*	*451*
Total	**10,026**	**8,829**	**1,197**

The heading "Guarantees in favour of related parties" includes those given by De'Longhi S.p.A. in favour of Immobiliare Findomestic S.r.l., which had entered into a real estate leasing agreement with Basileasing S.p.A.

"Guarantees in favour of third parties" have been issued mostly by the Parent Company and certain subsidiaries.

"Other commitments" consist of 6,163 EUR/000 in contractual obligations by the subsidiary De'Longhi America Inc. and 1,628 EUR/000 in the Parent Company's commitments regarding the construction of new buildings.

Financial instruments hedging financial risks

To reduce the risk of commercial and financial transactions caused by fluctuating exchange rates and interest rates, the group has established hedging contracts within the limits defined by normal operational needs.

Exchange rate derivatives: these are hedging transactions that ensure a given exchange rate on the various currencies for the group's incoming or outgoing payments. The include both forward transactions and structured options for the main currencies in which the group does business.

As of June 30, 2003, the nominal amounts of these transactions (net of any offsetting by opposite-sign contracts) were as follows:

Transactions between group companies and third parties:

USD sold against EUR	USD	24,018,375.00
USD bought against EUR	USD	(48,700,000.00)
GBP sold against EUR	GBP	50,805,343.60
GBP bought against EUR	GBP	(1,280,000.00)
EUR sold against GBP	EUR	12,000,000.00
JPY sold against EUR	JPY	2,617,801,047.00
CAD sold against EUR	CAD	10,000,000.00
AUD sold against EUR	AUD	6,200,000.00
PLN sold against EUR	PLN	8,000,000.00
HKD sold against EUR	HKD	8,009,000.00
CNY bought against USD	CNY	(25,000,000.00)
GBP bought against RND	GBP	(384,100.00)

EUR bought against RND	EUR	(600,000.00)
USD bought against RND	USD	(1,700,000.00)
USD bought against AUD	USD	(408,460.00)
EUR bought against AUD	EUR	(5,845,092.00)
AUD bought against NZD	AUD	(3,502,400.00)
EUR bought against NZD	EUR	(3,883,038.33)
GBP bought against NZD	GBP	(285,384.52)
USD bought against NZD	USD	(1,260,770.00)

There are also potential hedging arrangements on the purchase of USD 7,750,000 that may take effect depending on the specific trend of the spot exchange rate.

Interest rate derivatives: these are instruments that the group uses to pre-establish a maximum cost (in terms of the benchmark interbank rate) for part of its financial debt. They usually have durations of several years and can be linked to specific fund-raising operations on the market. As of June 30, 2003 they amounted to 44,517 EUR/000, of which 25,824 EUR/000 will expire by 2004, 15,493 EUR/000 by 2006, and 3,200 EUR/000 by 2008.

COMMENTS ON THE PRINCIPAL STATEMENTS OF INCOME ITEMS

A) VALUE OF PRODUCTION

Revenues for the half-year are broken down below:

Revenues by product line:

	30.06.03	30.06.02
Cooking and food preparation	237,029	244,894
Air conditioning and air treatment	183,551	164,451
Home cleaning and ironing	67,023	78,749
Heating	56,779	50,164
Other (*)	26,306	20,446
Total	**570,688**	**558,704**

(*) "Other" includes revenues from the sale of accessories, parts, raw materials, semi-finished products and scrap, as well as service revenues, casual gains and other income.

Revenues by geographical area:

	30.06.03	30.06.02
Italy	190,908	165,948
United Kingdom	70,830	75,584
Rest of Europe	166,583	153,329
USA, Canada, Mexico	54,558	74,170
Japan	13,975	18,588
Rest of the world	73,834	71,085
Total	**570,688**	**558,704**

Comments on these trends are provided in the Directors' report on operations.

5- Other income
This item is made up as follows:

	30.06.03	30.06.02	Change
Transport costs reimbursed	4,695	4,009	686
Out of period income	2,170	2,270	(100)
Claim damages received	494	387	107
Miscellaneous other income	5,474	1,464	4,010
Total	**12,833**	**8,130**	**4,703**

"Transport costs reimbursed" is the cost of shipping charged to the customer.

"Miscellaneous other income" includes the tax credit accrued on the expansion of the Parent Company's workforce; fees for the non-exclusive licensing of know-how for the production of electric radiators; research grants; and sundry income relating to ancillary activities.

B) PRODUCTION COSTS

7- Services
In detail:

	30.06.03	30.06.02	Change
Advertising	31,647	25,972	5,675
Outsourcing	14,531	15,859	(1,328)
Commissions	12,949	12,054	895
Transport	26,548	21,834	4,714
Other miscellaneous services	50,745	48,000	2,745
Total	**136,420**	**123,719**	**12,701**

The heading "Other miscellaneous services" consists mainly of travel and promotional expenses (8,098 EUR/000), technical service costs (5,845 EUR/000), storage and warehouse costs (6,987 EUR/000), legal advice (5,066 EUR/000), insurance (3,411 EUR/000) and temporary work (4,032 EUR/000).

8- Leases and rentals
This item is made up of rented equipment (1,005 EUR/000) and premises (6,479 EUR/000).

9- Payroll and related costs
The workforce is broken down by category in the following table:

	30.06.03	Average First half '03	30.06.02	Average First half '02
Workers	3,819	3,779	3,809	3,664
White collar	1,954	1,937	1,763	1,743
Managers	97	97	92	93
Total	**5,870**	**5,813**	**5,664**	**5,500**

10- Amortization, depreciation and writedowns

In detail:

	30.06.03	30.06.02	Change
Amortization of consolidation difference	6,608	9,219	(2,611)
Amortization of other intangible assets	9,953	6,772	3,181
Depreciation of tangible assets	17,081	17,749	(668)
Total amortization and depreciation	*33,642*	*33,740*	*(98)*
Writedowns	2,848	3,078	(230)
Total amortization, depreciation and writedowns	**36,490**	**36,818**	**(328)**

For further details of amortization and depreciation, see the tables showing movements in tangible and intangible assets.

Writedowns refer to provisions for doubtful debts.

12- Provisions for risks and charges

These consist mainly of provisions to the reserve for risks, the product warranty reserve, and the agents' leaving indemnity reserve as discussed in the section "Other reserves".

14- Other operating expenses

These can be broken down as follows:

	30.06.03	30.06.02	Change
Contingent liabilities	815	946	(131)
Other taxes and duties	2,196	1,807	389
Losses on receivables	11	184	(173)
Other miscellaneous operating expenses	2,078	2,284	(206)
Total	**5,100**	**5,221**	**(121)**

C) FINANCIAL INCOME AND EXPENSES

In detail:

	30.06.03	30.06.02	Change
Income from equity investments:			
Dividends and tax credit:			
- associated companies	136	-	136
- third parties	149	63	86
Total income from equity investments (a)	**285**	**63**	**222**
Other financial income			
From short-term securities	365	-	365
Other:			
- exchange gains and income on exchange rate hedges	33,341	10,670	22,671
- income on interest rate hedges	4,914	7,980	(3,066)
- miscellaneous income	644	837	(193)
Total other financial income (b)	**39,264**	**19,487**	**19,777**
Interest and other financial charges			

Subsidiary companies	(38)	(37)	(1)
Other:			
- interest on long-term loans	(3,978)	(3,229)	(749)
- bank interest expense	(1,999)	(3,840)	1,841
- bond interest expense	(2,728)	(4,181)	1,453
- exchange losses and charges on exchange rate hedges	(26,567)	(6,031)	(20,536)
- charges on interest rate hedges	(6,159)	(8,869)	2,710
- miscellaneous financial charges	(9,995)	(8,789)	(1,206)
Total interest and other financial charges (c)	**(51,464)**	**(34,976)**	**(16,488)**
Total financial income (expenses) (a + b - c)	**(11,915)**	**(15,426)**	**3,511**

Miscellaneous financial charges consist mainly of financial discounts, securitization expenses, bank fees and factoring commissions.

Net financial income and expenses are broken down below by type:

	30.06.03	30.06.02	Change
Income from investments	285	63	222
Net interest income (expense)	(8,244)	(10,603)	2,359
Gain (loss) on exchange rates and exchange rate hedges	6,774	4,639	2,135
Gain (loss) on interest rate hedges	(1,245)	(889)	(356)
Miscellaneous financial income (charges)	(9,485)	(8,636)	(849)
Total financial income (charges)	**(11,915)**	**(15,426)**	**3,511**

D) ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS

This item consists mainly of the valuation of equity investments according to the net equity method. See the section on financial assets for additional information.

E) EXTRAORDINARY INCOME AND EXPENSES

As follows:

	30.06.03	30.06.02	Change
Prior years' taxes	(7,600)	(304)	(7,296)
Reorganization costs	0	(658)	658
Other non-recurring income (expenses)	(269)	87	(356)
Total	**(7.869)**	**(875)**	**(6.994)**

Prior years' taxes refer primarily to the tax amnesty settlement paid by the Parent Company and its Italian subsidiaries, in accordance with Legislative Decree 289 of December 27, 2002 (as amended).

The heading "Other non-recurring income (expenses)" consists of movements pertaining to prior years and the capital gain realized on the disposal of an associated company.

Intercompany and related party transactions

As recommended by CONSOB, below we provide information on transactions and outstanding accounts with parent companies, non-consolidated subsidiary companies, associated companies and related parties.

All transactions fall within the group's normal operations, except as otherwise stated in these notes, and are settled at arm's-length conditions.

Transactions with group companies and related parties are mostly of a commercial nature (purchase/sale of finished products and/or services).

	Revenues from sales and services	Other income	Raw material and other costs	Financial income (expenses)	Extra-ordinary income (expenses)	Trade receivables and others	Financial payables	Trade payables
Subsidiary companies:								
Clim.Re S.A.							(1.6)	
Total subsidiary companies	**-**	**-**	**-**	**-**	**-**	**-**	**(1.6)**	**-**
Associated companies:								
Omas S.r.l.						0.8		(0.1)
Parex Industries Ltd. (1) (2)	7.3	0.4	(0.1)	0.1				
EffeGiCi S.r.l.								(0.1)
Interest held through trust company (3)	0.1		(0.8)	0.1				(0.1)
Total associated companies	**7.4**	**0.4**	**(0.9)**	**0.2**	**-**	**0.8**	**-**	**(0.3)**
Total subsidiary and associated companies	**7.4**	**0.4**	**(0.9)**	**0.2**	**-**	**0.8**	**(1.6)**	**(0.3)**
Parent Companies:								
De'Longhi Soparfi S.A. (4)			(0.1)		1.5	1.5	(0.2)	(0.1)
Total Parent Companies	**-**	**-**	**(0.1)**	**-**	**1.5**	**1.5**	**(0.2)**	**(0.1)**
Related parties:								
Max Information S.r.l. (5)			(0.5)					(0.6)
Liguria Assicurazioni S.p.A.			(0.1)					
Total related parties	**-**	**-**	**(0.6)**	**-**	**-**	**-**	**-**	**(0.6)**

(1) See the section "Financial fixed assets - Equity investments".
(2) Commercial transactions taking place within the first three months of 2003.
(3) This is a company that deals mainly in finished products: as permitted by law (Art. 39 of Legislative Decree. 127/91), we have omitted the company's name to protect its interests and those of the group.
(4) This income relates to the commitment accepted by De'Longhi Soparfi S.A. on April 24, 2001, which releases De'Longhi S.p.A. from all liabilities arising from tax litigation and tax amnesty settlements exceeding a deductible of EUR 4 million for the years prior to December 31, 2000. The indemnity paid is in relation to the Parent Company's tax amnesty settlement pursuant to Legislative Decree 289 of December 27, 2002.
(5) The amounts shown for Max Information S.r.l. pertain to advertising services. This is a related party in that Mr. G. Sandri, a director of the Parent Company De'Longhi S.p.A., serves as its managing director.

Other than the above, there are no transactions with related parties except for the fees paid to the legal and tax consulting firm Biscozzi e Nobili, of which C. Garavaglia (a director at the Parent Company) and G. Malerba (a statutory auditor at the Parent Company) are partners. During the

first half of 2003, Biscozzi e Nobili provided consulting services to De'Longhi S.p.A. for total fees of EUR/000 125.

Subsequent events
See the Directors' report on operations.

Treviso, September 12, 2003

DE'LONGHI S.p.A.
CEO
Stefano Beraldo

LIST OF CONSOLIDATED COMPANIES AS OF 30 JUNE 2003

(Including equity investments of over 10% pursuant to CONSOB Resolution no. 11971 of 14 May 1999)

Attachment 1 to the notes to the financial statements

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name	Head office	Currency	Share capital (1)	Percent held as of 30/06/03 Directly	Indirectly
LA SUPERCALOR S.P.A.	Seregno (MI)	EUR	520,000	100%	
E- SERVICES S.R.L.	Treviso	EUR	50,000	51%	
DE'LONGHI CAPITAL SERVICES S.P.A.	Treviso	EUR	100,000	100%	
DE'LONGHI LTD.	Wellingborough	GBP	4,000,000	100%	
DE'LONGHI AMERICA INC.	Saddle Brook	USD	9,100,000	100%	
DE'LONGHI FRANCE S.A.R.L.	Asnieres Cedex	EUR	2,737,500	100%	
DE'LONGHI CANADA INC.	Mississauga	CAD	1	100%	
DE'LONGHI DEUTSCHLAND GMBH	Seligenstadt	EUR	2,100,000	100%	
DE'LONGHI ELECTRODOMESTICOS ESPANA S.L.	Barcelona	EUR	10,000	100%	
DE'LONGHI NEDERLAND B.V.	Leiden	EUR	226,890	100%	
DL TRADING LIMITED	Hong Kong	HKD	73,010,000		100%
TRICOM INDUSTRIAL CO. LTD	Hong Kong	HKD	4,500,000		100%
DE'LONGHI PINGUINO S.A.	Luxembourg	EUR	26,500,000	100%	
DE'LONGHI JAPAN CORP.	Tokyo	JPY	50,000,000		100%
ELBA S.P.A.	Treviso	EUR	15,000,000		100%
CLIMAVENETA S.P.A.	Treviso	EUR	1,600,000		100%
CLIMAVENETA DEUTSCHLAND GMBH	Nordstedt	EUR	306,775		70%
DL RADIATORS S.P.A.	Treviso	EUR	5,000,000		100%
DE'LONGHI CLIMA POLSKA SP.ZO.O	Warsaw	PLZ	4,000		100%
Subsidiary held through trust companies (2)	Nuremberg	EUR	26,000		100%
SILE CORPI SCALDANTI S.R.L.	Fossalta di Piave (VE)	EUR	93,600		100%
DL RADIATORS FRANCE S.A.R.L.	Paris	EUR	150,000		100%
DE'LONGHI AUSTRALIA PTY LTD.	Sydney	AUD	7,000,000		100%
DE'LONGHI NEW ZEALAND LTD	Auckland	NZD	6,000,000		100%
KENWOOD APPLIANCES PLC	Havant	GBP	4,586,000		100%
KENWOOD MARKS LIMITED	Havant	GBP	2		100%
KENWOOD INTERNATIONAL LTD.	Havant	GBP	20,000,000		100%
KENWOOD APPL. (SINGAPORE) PTE LTD.	Singapore	SGD	500,000		100%
KENWOOD APPL. (MALAYSIA) SDN.BHD.	Petaling Jaya	MYR	3		100%
KENWOOD MANUFACTURING GMBH	Wr Neudorf	EUR	36,337		100%
KENWOOD HOME APPL. PTY LTD.	Industria West	RND	40,000		100%
ARIETE S.P.A.	Prato	EUR	8,272,000		100%
KENWOOD LIMITED	Havant	GBP	5,050,000		100%
ARIETE HISPANIA S.L.	Madrid	EUR	3,066		100%
ARIETE HELLAS EPE	Athens	EUR	18,000		100%
ARIES LUSITANIA ELECTRODOMESTICOS LDA	Maia	EUR	5,000		100%

LIST OF COMPANIES CONSOLIDATED UNDER THE PROPORTIONAL METHOD

Name	Head office	Currency	Share capital (1)	Percent held as of 30/06/03 Directly	Indirectly
CHAT UNION CLIMAVENETA COMPANY LTD.	Hong Kong	HKD	10,000		50%

LIST OF COMPANIES CONSOLIDATED UNDER THE NET EQUITY METHOD

Name	Head office	Currency	Share capital (1)	Percent held as of 30/06/03 Directly	Indirectly
Subsidiary companies:					
Clim.Re S.A.	Luxembourg	EUR	1,239,468	4%	96%
Associated companies:					
Omas S.r.l.	S. Vittorio di Gualtieri (RE)	EUR	364,000	40%	
Effegici S.r.l.	Gorgo al Monticano (TV)	EUR	244,400	25%	
Interest held through trust company		EUR	520,000	40%	

OTHER SUBSIDIARY COMPANIES (IN LIQUIDATION OR DORMANT)

Name	Head office	Currency	Share capital
Subsidiary companies: (3)			
Kenwood Appliances (Australia) Pty Limited	Sydney	AUD	15,000
Kenwood Appliances Ireland Limited	Dublin	IEP	100,000
Kenwood Appliances Limited	Auckland	NZD	1,002,650
Kenwood Polska Sp.Zo.o	Warsaw	PLN	3,872,400
Kenwood Appliances Inc.	Havant	USD	25,000
Kenwood Trustees Limited	Havant	GBP	2

(1) Figures as of 30 June 2003, unless otherwise specified.

(2) A firm held through trust companies that distributes heating products in Germany. As permitted by law, we have omitted the company's name to protect its interests and those of the group.

(3) Dormant companies or companies in liquidation, whose balance sheets are unavailable.

Parent company's financial statements

(amounts in thousands of Euro)

ASSETS	30.06.03	31.12.02	30.06.02 (2)
A) SHAREHOLDER CONTRIBUTIONS DUE	0	0	0
B) FIXED ASSETS			
I - INTANGIBLE ASSETS	83,229	87,814	89,367
II - TANGIBLE ASSETS	100,705	100,641	95,291
III - FINANCIAL ASSETS	428,044	425,434	454,813
TOTAL FIXED ASSETS	611,978	613,889	639,471
C) CURRENT ASSETS			
I - INVENTORIES	145,501	101,209	124,239
II - ACCOUNTS RECEIVABLE			
1) Trade receivables	116,301	88,918	143,635
2) Due from subsidiary companies	119,209	135,694	162,005
3) Due from associated companies	824	11,811	12,402
4) Due from Parent Companies	1,469	0	207
5) Due from third parties	20,853	21,674	14,754
TOTAL ACCOUNTS RECEIVABLE	258,656	258,097	333,003
III - SHORT-TERM FINANCIAL ASSETS	7,499	606	636
IV - LIQUID FUNDS	6,017	67,634	8,926
TOTAL CURRENT ASSETS	417,673	427,546	466,804
D) ACCRUED INCOME AND PREPAID EXPENSES	3,251	3,303	2,495
TOTAL ASSETS	1,032,902	1,044,738	1,108,770

LIABILITIES	30.06.03	31.12.02	30.06.02 (2)
A) SHAREHOLDERS' EQUITY			
I - SHARE CAPITAL	448,500	448,500	448,500
II - ADDITIONAL PAID-IN CAPITAL	15,000	15,000	15,000
III - REVALUATION RESERVE	0	0	0
IV - LEGAL RESERVE	4,349	3,561	3,561
V - RESERVE FOR TREASURY SHARES	0	0	0
VI - STATUTORY RESERVES	0	0	0
VII - OTHER RESERVES	41,493	35,488	35,488
VIII - RETAINED EARNINGS (ACCUMULATED LOSSES)	0	0	0
IX - NET INCOME (LOSS) FOR THE PERIOD (1)	3,763	15,763	19,309
TOTAL SHAREHOLDERS' EQUITY	513,105	518,312	521,858
B) RESERVES FOR RISKS AND CHARGES	17,456	13,152	7,169
C) RESERVE FOR STAFF LEAVING INDEMNITIES	13,793	13,504	10,633
D) ACCOUNTS PAYABLE			
3) Due to banks	248,209	132,764	147,580
4) Due to other sources of finance	7,540	20,998	9,467
5) Advances	181	1,233	1,506
6) Trade payables	155,156	134,110	131,935
8) Due to subsidiary companies	38,088	173,006	238,778
9) Due to associated companies	266	2,211	1,342
10) Due to Parent Companies	78	11	11
11) Due to tax authorities	19,829	16,575	20,684
12) Due to social security institutions	1,940	3,445	1,590
13) Other accounts payable	15,361	11,969	12,939
TOTAL ACCOUNTS PAYABLE	486,648	496,322	565,832
E) ACCRUED EXPENSES AND DEFERRED INCOME	1,900	3,448	3,278
TOTAL LIABILITIES	519,797	526,426	586,912
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,032,902	1,044,738	1,108,770
MEMORANDUM ACCOUNTS	373,524	461,067	258,908

(1) Results for the period ended 30 June 2002 and 30 June 2003 are shown gross of taxes and of adjustments and provisions made exclusively for tax purposes.

(2) Figures as of 30 June 2002 do not include the mergers of Simac Vetrella S.p.A. and Ariagel S.p.A.. which were finalized at a later date.

(amounts in thousands of Euro)

STATEMENTS OF INCOME	30.06.03	31.12.02	30.06.02 (2)
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	258,681	618,298	244,010
2) Change in inventories of work in progress, semi-finished and finished products	41,384	6,209	37,187
4) Own work capitalized	1,406	2,158	1,013
5) Other income	13,865	21,702	7,160
TOTAL VALUE OF PRODUCTION	315,336	648,367	289,370
B) PRODUCTION COSTS			
6) Raw and ancillary materials, consumables and goods	172,144	337,428	171,091
7) Services	66,748	137,687	53,619
8) Leases and rentals	3,606	5,900	1,947
9) Payroll and related costs	38,534	73,016	31,602
10) Amortization, depreciation and writedowns	14,669	40,070	13,929
11) Change in inventories of raw and ancillary materials, consumables and goods	(2,909)	(1,463)	(9,498)
12) Provisions for risks	1,209	6,047	1,513
14) Other operating expenses	1,606	4,769	1,801
TOTAL PRODUCTION COSTS	295,607	603,454	266,004
Difference between value and cost of production (A-B)	**19,729**	**44,913**	**23,366**
C) FINANCIAL INCOME AND EXPENSES			
15) Income from investments	260	11,251	63
16) Other financial income	25,926	40,549	15,433
17) Interest and other financial expense	(27,656)	(44,694)	(17,623)
TOTAL FINANCIAL INCOME AND EXPENSES	(1,470)	7,106	(2,127)
D) ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS			
19) Writedowns	(9,646)	(24,690)	(2,375)
TOTAL ADJUSTMENTS IN VALUE OF FINANCIAL ASSETS	(9,646)	(24,690)	(2,375)
E) EXTRAORDINARY INCOME AND EXPENSES			
20) Income	1,770	83	921
21) Expenses	(6,620)	(1,238)	(476)
TOTAL EXTRAORDINARY INCOME AND EXPENSES	(4,850)	(1,155)	445
PRE-TAX INCOME	3,763	26,174	19,309
22) Income taxes for the period/year	-	(10,411)	-
INCOME (LOSS) FOR THE PERIOD/YEAR (1)	3,763	15,763	19,309

(1) Results for the period ended 30 June 2002 and 30 June 2003 are shown gross of taxes and of adjustments and provisions made exclusively for tax purposes.

(2) Figures as of 30 June 2002 do not include the mergers of Simac Vetrella S.p.A. and Ariagel S.p.A., which were finalized at a later date.



PricewaterhouseCoopers SpA

AUDITORS REPORT ON THE LIMITED REVIEW OF DE' LONGHI SPA INTERIM FINANCIAL REPORTING FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2003

To the Shareholders of
De' Longhi SpA

1. We have performed a limited review of the consolidated interim financial reporting of De' Longhi SpA for the six month period ended 30 June 2003, consisting of consolidated balance sheet, income statement and accompanying notes. We have also ensured that the management discussion and analysis is consistent with other information included in the consolidated interim financial reporting.

2. Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n° 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year end as well as the application of analytical review procedures on the data contained in the consolidated interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual statutory and consolidated financial statements, we do not express a professional audit opinion on the consolidated interim financial reporting.

3. Regarding the comparative data for the year ended 31 December 2002 of the consolidated financial statements and the consolidated interim financial reporting for the six month period ended 30 June 2002, reference should be made to our reports dated 25 March 2003 and 16 September 2002 respectively.

4. Based on our review no significant changes or adjustments came to our attention that should be made to the consolidated interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 "half yearly report" of the CONSOB Regulation approved by Resolution n° 11971 of 14 May

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. P.IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri Uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561



1999 and subsequent modifications.

5 As indicated in the accompanying notes to the consolidated interim financial reporting, De' Longhi SpA has adopted the faculty allowed by the above cited CONSOB Regulation and accordingly has presented the consolidated result for the period gross of taxes and provisions deriving from the application of tax laws.

Treviso, 15 September 2003

PricewaterhouseCoopers SpA

Roberto Adami
(Patner)

"This report has been translated from the original which was issued in accordance with Italian legislation. The consolidated interim financial reporting referred to in the above report have not been translated"

Incremento dell'8,3% per il mercato residenziale turistico. Aumentano gli acquirenti stranieri

...biliari preve- ... una cresci- ... iri al 3,9% (di ... sso di infla- ... ie vi sia una ... l'economia ... del 2003. ... ta chiuden- ... er ... ha ... ci- ... e dovrebbe ... un fattura- ... di di euro, con ...% sul 2002. ... ge nel rappor- ... enzialmente ... congiunto (di ... compraven- ... più 6%). Per il ... vrebbe vede-

di inflazione e un fatturato in crescita del 3,8 per cento rispetto al 2003.

Il fatto che la casa sia considerata sempre di più un acquisto per investimento - come ha dichiarato il 26% degli intervistati di quest'anno a fronte dell'8,7% del 2002 - è testimoniato anche dal balzo del mercato residenziale turistico, che ha toccato quota 2,6 miliardi di euro, con un incremento dell'8,3%, in crescita soprattutto nel centro Italia e che ha attratto anche numerosi investitori privati stranieri. Secondo Scenari Immobiliari nel 2004 ta e fatturare circa 2,75 miliardi di euro, con un aumento del 5,8% sul 2003.

Bene anche il settore terziario-uffici: la domanda ha tenuto nella prima metà dell'anno, flettendo leggermente nella seconda. A fine anno si prevede un fatturato in crescita del 7,8% a 5,93 miliardi di euro: un risultato positivo, anche se inferiore a quello del biennio 2001-2002. Rallenta invece il comparto industriale, che già nel secondo semestre 2002 aveva mostrato dei segni di cedimento, ma mantiene un risultato positivo con una crescita del fatturato ribasso, legate all'andamento generale dell'economia. Infine, cresce del 6% il commerciale, che ha fatturato nel 2003 6,15 miliardi, mantenendo un andamento positivo nel settore retail e un rallentamento nella grande distribuzione.

Quanto alle principali città del mondo, Londra rappresenta un unicum ed è in assoluto la città più cara: il prezzo per una appartamento in centro è compreso in un range tra 9.000 e 11.500 euro al metro quadrato. Seguono a debita distanza Tokio (7.800-11.500), New York (6.450-9.300) e Zurigo (5.500-8.500). Immediatamente dopo Roma e Milano si confermano le città più care d'Italia.

IL GIORNALE 13.09.2003



Barabino & Partners
Consulenza di direzione
In Comunicazione d'Impresa

(3)

PRESS RELEASE

DE' LONGHI S.p.A.: First Half Results as of 30 June 2003 approved by the Board of Directors:

- Net Sales were €570.7 m(+2.1% vs 30 June 2002, +6.7% at constant exchange rates)
- Gross margin up to 53.0% from 51.7% in 1H 2002
- EBITDA was €62.6 m (-0.5% vs 30 June 2002) and EBITDA margin was 11.0%
- Profit before tax and extraordinary items was €15.9 m (+ 23.6%)

Still positive signs for De' Longhi Group from main markets globally. Italy continued to grow, also thanks to new products (*Alicia De' Longhi*, *Saladino Ariete* and *Mangiaebevi Simac*) and favourable summer season for portable air conditioners.

The Board of Directors today has approved First Half Results of De' Longhi S.p.A. - leader in Heating, Air Conditioning and Treatment, Cooking and Food Preparation and Cleaning and Ironing segments with brands such as De'Longhi, Kenwood, Ariete and Simac.

Net Sales were €570.7 m, +2.1% compared to 30 June 2002 (+6.7% at constant exchange rates).

Second quarter reported a strong growth, with sales up by 10.6% compared to second quarter 2002 (+5.8% at current exchange rates).

First half results can be considered satisfactory, above all considering growth at constant exchange rates.

Gross margin improved from 51.7% of first half 2002 to 53.0% of first half 2003, driven by a higher utilisation of Chinese industrial platform and a more favourable sales mix (air conditioning and coffee machines). The timely reallocation of production to China, which is in its initial stage, made exchange rates effects neutral at gross margin level.

The slight reduction of EBITDA to 11.0% on sales from 11.3% of first half 2020 is ascribable to higher advertsing expenses (up more than 20%), to support launch of new products, also to the benefit of the following quarters.

Profit before taxes and extraordinary items increased (€15.9 m vs €12.8 m), thanks to lower interest expenses, also by virtue of gains from currencies hedging.



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

Adherence to tax amnesty program for about €7.5 m was entirely accounted for in the second quarter of 2003.

As far business segments are concerned, the best performing categories were portable conditioning, dehumidification and coffee machines, also by virtue of the success of some recently launched products (compact dehumidifier and *Alicia)*.

At geographical level, Italy was the best performing market (+15% in the first half). Rest of Europe (+8.6%) reported positive results thanks to higher penetration in Spain and Portugal, following set up of new subsidiaries.

"As it often happened over the recent years " – commented the Group's CEO Stefano Beraldo – "our tendency to grow primarily came from our ability to launch new products which attract the consumer's attention thanks to their innovation and quality, and only to a smaller extent from market trends overall".

"De' Longhi continued to grow and show vitality signs in main product categories and markets"– said the Group's Chairman Giuseppe De'Longhi –".

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements

Contacts:

For the Press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 12 September 2003

De'Longhi S.p.A. consolidated financial statement as at 30 June 2003

Income statement

	2003 Half Year	% of sales	2002 Half Year	% of sales
	Euro mil.	%	Euro mil.	%
Net revenues	570,7	100,0%	558,7	100,0%
Change HY 2003-HY 2002	*12,0*	*2,1%*		
Cost of materials	(268,1)	(47,0%)	(270,0)	(48,3%)
Gross margin	**302,6**	**53,0%**	**288,7**	**51,7%**
Services and other operating expenses	(149,7)	(26,2%)	(136,5)	(24,4%)
Value added	**152,9**	**26,8%**	**152,2**	**27,2%**
Labour costs	(85,4)	(15,0%)	(82,9)	(14,8%)
Provisions	(4,9)	(0,9%)	(6,4)	(1,2%)
EBITDA	**62,6**	**11,0%**	**62,9**	**11,3%**
Change HY 2003-HY 2002	*(0,3)*	*(0,5%)*		
Depreciation and amortisation	(33,6)	(5,9%)	(33,7)	(6,0%)
EBIT	**28,9**	**5,1%**	**29,1**	**5,2%**
Change HY 2003-HY 2002	*(0,2)*	*(0,7%)*		
Net financial expenses	(12,7)	(2,2%)	(15,9)	(2,9%)
Extraordinary income (expenses)	(7,9)	(1,4%)	(0,9)	(0,2%)
Earnings before taxes and minorities	**8,4**	**1,5%**	**12,3**	**2,2%**
Minority interest	(0,4)	(0,1%)	(0,4)	(0,1%)
Income before taxes	**8,0**	**1,4%**	**12,0**	**2,1%**

De'Longhi S.p.A. consolidated financial statement as at 30 June 2003

Balance sheet

	30.06.2003	31.12.2002	30.06.2002
	Euro mil.	Euro mil.	Euro mil.
Trade receivables	315,7	327,1	384,4
Net inventory	312,5	233,8	293,1
Trade payables	(313,2)	(290,9)	(308,0)
Other current assets (liabilities)	(11,4)	(0,8)	(8,6)
Net working capital	**303,6**	**269,1**	**360,9**
Fixed assets:			
Intangible assets	435,5	434,6	423,3
Tangible assets	217,2	221,0	187,1
Financial assets	8,3	8,0	9,4
Non current liabilities	(107,9)	(108,8)	(52,5)
Total capital employed	**856,7**	**824,0**	**928,2**
Net equity	**(550,8)**	**(554,9)**	**(529,4)**
Net financial position	**(305,9)**	**(269,1)**	**(398,9)**

ITALIAN VERSION



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

COMUNICATO STAMPA

DE' LONGHI S.p.A.: approvati dal Consiglio d'Amministrazione i risultati semestrali al 30 giugno 2003:

- Ricavi netti consolidati pari a €570,7 milioni(+2,1% rispetto al 30 giugno 2002, +6,7% a parità di tassi di cambio)
- Margine Lordo Industriale in aumento al 53% dal 51,7% del primo semestre 2002
- Utile prima delle imposte e componenti straordinari a €15,9 milioni (+23,6%)

Ancora positivi i segnali per De'Longhi dai principali mercati mondiali. In particolare, forte la crescita nel mercato italiano (+15%), in virtù dei nuovi prodotti (*Alicia De'Longhi, Saladino Ariete* e *Mangiaebevi Simac*) e della favorevole stagione estiva della quale hanno beneficiato le vendite dei condizionatori portatili.

Sono stati approvati oggi dal Consiglio di Amministrazione i risultati semestrali di De' Longhi S.p.A. - leader nei settori del riscaldamento, del condizionamento e trattamento dell'aria, della preparazione e cottura dei cibi e della pulizia della casa e stiro con marchi quali De' Longhi, Kenwood, Ariete e Simac.

I ricavi netti consolidati ammontano a €570,7 milioni, +2,1% rispetto al 30 giugno 2002 (+6,7% a parità di tassi di cambio).

In forte crescita il secondo trimestre, con un aumento del 10,6% rispetto al secondo trimestre 2002 (+5,8% a di tassi di cambio correnti).

I risultati del semestre possono essere considerati ampiamente soddisfacenti, soprattutto considerando la crescita a tassi di cambio costanti.

In miglioramento il margine lordo industriale, dal 51,7% del primo semestre 2002 al 53,0% del primo semestre 2003, grazie a un maggiore utilizzo della piattaforma industriale cinese e a un mix di prodotto più favorevole (condizionamento portatile e macchine da caffè). La tempestiva politica di delocalizzazione in Cina, comunque in fase iniziale, ha permesso di rendere sostanzialmente neutrale l'effetto dei cambi sul margine industriale.

La lieve contrazione dell'EBITDA all'11,0% sul fatturato rispetto all'11,3% del primo semestre 2002 è imputabile all'incremento della spesa pubblicitaria (in aumento di oltre il 20%), a supporto del lancio dei nuovi prodotti, anche a beneficio dei trimestri futuri.

Prima delle imposte e dei componenti straordinari, l'utile risulta in aumento (€15,9 milioni rispetto a €12,8 milioni), grazie a una riduzione degli oneri finanziari determinata anche dai



proventi sulle coperture cambi. L'adesione al concordato fiscale, per circa €7,5 milioni, incide interamente sul secondo trimestre del 2003.

A livello di area di business, i maggiori contributi alla crescita sono stati forniti dal condizionamento mobile, dalla deumidificazione, dalle macchine da caffè, anche in virtù del successo dei prodotti recentemente lanciati (deumidificatore compatto e *Alicia)*.

A livello geografico, la crescita più rilevante è avvenuta in Italia (+15% nel semestre). Molto positiva la crescita nel resto d'Europa (+8,6%) grazie anche all'incremento della penetrazione in Spagna e Portogallo, in virtù della gestione diretta delle nuove strutture commerciali.

"Come spesso è successo negli ultimi anni " – ha affermato l'Amministratore Delegato Stefano Beraldo – "la capacità del nostro Gruppo di crescere non dipende tanto dall'andamento dei mercati in cui opera quanto dall'abilità di introdurre prodotti che per innovazione e qualità s'impongono all'attenzione del consumatore."

"Il Gruppo continua a crescere e a dare segnali di vitalità nelle principali famiglie di prodotto e nei mercati di riferimento:" – ha aggiunto il Presidente Giuseppe De'Longhi.

Allegati: schemi di stato patrimoniale e conto economico consolidati (riclassificati).

Contatti:

Per la stampa:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

Per analisti ed investitori:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 12 settembre 2003

Bilancio Consolidato De'Longhi S.p.A. al 30 Giugno 2003

Conto Economico Consolidato Riclassificato

	2003 I semestre	% sulle vendite	2002 I semestre	% sulle vendite
	Euro mil.	%	Euro mil.	%
Ricavi netti	570,7	100,0%	558,7	100,0%
Variazioni I sem.'03-I sem.'02	*12,0*	*2,1%*		
Consumi	(268,1)	(47,0%)	(270,0)	(48,3%)
Margine industriale	**302,6**	**53,0%**	**288,7**	**51,7%**
Costi per servizi e oneri diversi	(149,7)	(26,2%)	(136,5)	(24,4%)
Valore aggiunto	**152,9**	**26,8%**	**152,2**	**27,2%**
Costo del lavoro	(85,4)	(15,0%)	(82,9)	(14,8%)
Accantonamenti	(4,9)	(0,9%)	(6,4)	(1,2%)
EBITDA	**62,6**	**11,0%**	**62,9**	**11,3%**
Variazioni I sem.'03-I sem.'02	*(0,3)*	*(0,5%)*		
Ammortamenti	(33,6)	(5,9%)	(33,7)	(6,0%)
Risultato operativo	**28,9**	**5,1%**	**29,1**	**5,2%**
Variazioni I sem.'03-I sem.'02	*(0,2)*	*(0,7%)*		
Proventi (Oneri) finanziari	(12,7)	(2,2%)	(15,9)	(2,9%)
Gestione straordinaria	(7,9)	(1,4%)	(0,9)	(0,2%)
Risultato ante imposte	**8,4**	**1,5%**	**12,3**	**2,2%**
Risultato di pertinenza di terzi	(0,4)	(0,1%)	(0,4)	(0,1%)
Risultato ante imposte di competenza del Gruppo	**8,0**	**1,4%**	**12,0**	**2,1%**

Bilancio Consolidato De'Longhi S.p.A. al 30 Giugno 2003

Stato Patrimoniale Consolidato Riclassificato

	30.06.2003	**31.12.2002**	**30.06.2002**
	Euro mil.	Euro mil.	Euro mil.
Crediti v/ clienti	315,7	327,1	384,4
Rimanenze	312,5	233,8	293,1
Debiti v/ fornitori	(313,2)	(290,9)	(308,0)
Altro	(11,4)	(0,8)	(8,6)
Capitale Circolante Netto	**303,6**	**269,1**	**360,9**
Immobilizzazioni:			
Immobilizzazioni Immateriali	435,5	434,6	423,3
Immobilizzazioni Materiali	217,2	221,0	187,1
Immobilizzazioni Finanziarie	8,3	8,0	9,4
Passività non correnti	(107,9)	(108,8)	(52,5)
Capitale investito netto	**856,7**	**824,0**	**928,2**
Totale patrimonio netto	**(550,8)**	**(554,9)**	**(529,4)**
Posizione finanziaria netta	**(305,9)**	**(269,1)**	**(398,9)**